COMMENTS RECEIVED ON FEBRUARY 19, 2009

FROM CHRISTIAN SANDOE

FIDELITY CENTRAL INVESTMENT PORTFOLIOS LLC (File No. 811-21667)

Fidelity Consumer Discretionary Central Fund, Fidelity Consumer Staples Central Fund, Fidelity Energy Central Fund, Fidelity Financials Central Fund, Fidelity Floating Rate Central Fund, Fidelity Health Care Central Fund, Fidelity High Income Central Fund 1, Fidelity Industrials Central Fund, Fidelity Information Technology Central Fund, Fidelity International Equity Central Fund, Fidelity Materials Central Fund,
Fidelity Telecom Central Fund, and Fidelity Utilities Central Fund

AMENDMENT NO. 21

FIDELITY CENTRAL INVESTMENT PORTFOLIOS II LLC (File No. 811-22083)

Fidelity Tactical Income Central Fund

AMENDMENT NO. 7

1. Fidelity Tactical Central Income Fund

"Investment Details" (Part A of the Registration Statement)

C: The Staff wants to know what "Tactical" in the fund's name denotes as this is not clear based on the information in the Principal Investment Strategies section.

R: The term "tactical" is commonly understood to mean relating to tactics or methods, in this case tactics or methods of investing aimed at achieving income. Therefore, we have not defined the term in the fund's disclosure.

2. Fidelity Tactical Income Central Fund, Fidelity High Income Central Fund 1, and Fidelity Floating Rate Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

C: The Staff would like us to describe the average credit quality, dollar-weighted average maturity, and lowest quality security the funds may purchase.

R: We believe the current disclosure is sufficient. Fidelity Tactical Income Central Fund does not have a principal investment strategy to invest in securities of a particular maturity and currently discloses its principal investment strategy to invest in investment-grade debt securities. Fidelity High Income Central Fund 1 does not have a principal investment strategy to invest in securities of a particular maturity and currently discloses its policy to emphasize lower-quality debt securities. Fidelity Floating Rate Central Fund does not have a principal investment strategy to invest in securities of a particular maturity and currently discloses that many floating rate loans are lower-quality and that the fund may invest significantly in investment-grade debt securities. Further, we are not aware of any requirement to disclose the lowest credit rating that the fund may purchase or hold.

3. Fidelity Energy Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

"Energy products and services are those related to the exploration, extraction, production, sale, or distribution of energy resources, including oil, gas, electricity, coal, and nuclear, geothermal, and solar power."

C: The Staff would like to know what the minimum standard is to be considered "related to."

R: The disclosure at issue is intended to provide additional helpful context to the reader and is not meant to impose a minimum standard for companies that the fund may invest in. We call the Staff's attention to the following disclosure, which precedes the disclosure at issue: "The fund invests primarily in companies in the energy field, including the conventional areas of oil, gas, electricity and coal, and newer sources of energy such as nuclear, geothermal, oil shale and solar power. The fund normally invests at least 80% of its assets in securities of companies principally engaged in these activities." We also call the Staff's attention to the SAI disclosure that follows the heading "Companies ´Principally Engaged' in a Designated Business Activity."

4. Fidelity Financials Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

"These companies may include, for example, investment banks; brokerage and asset management firms; companies providing life, health, and/or property and casualty insurance; commercial banks; financial institutions providing mortgages and mortgage-related services; providers of personal loans and other consumer finance services; credit agencies; stock exchanges; investment management firms; institutions providing custody services; reinsurance companies; and companies that manage and develop real estate including REITs."

C: The Staff would like to know how a company that manages and develops real estate is a financial company. The Staff notes that a company that provides financing to manage and develop real estate would make more sense.

R: We note that the "Real Estate Management & Development" sub-industry is included in the Morgan Stanley Capital International (MSCI) U.S. Investable Market Financials Index, the index to which the fund compares its performance. The disclosure at issue is meant to include those types of companies.

5. Fidelity Information Technology Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

"The fund invests primarily in companies which FMR Co., Inc. (FMRC) believes have, or will develop, products, processes or services that will provide or will benefit significantly from technological advances and improvements. The fund normally invests at least 80% of its assets in securities of companies principally engaged in these activities."

C: The Staff believes that the underlined language should read, "information technological advances and improvements." The Staff also believes that the underlined language is too broad since virtually every company would benefit significantly from technological advances and improvements.

R: We do not believe the Staff's suggested disclosure change is necessary. Further, as the language at issue is part of a fundamental policy of the fund as well as the fund's name test, we prefer not to undertake to change the disclosure as the Staff suggests. In addition, as disclosed in the "Investment Details" section, these companies may include, for example, manufacturers of communications equipment, products, and services, personal computers and other computer hardware components and peripherals; companies developing and marketing internet software and services; providers of information technology and systems integration services; providers of commercial data processing and/or business outsourcing services; companies developing and producing database management, home entertainment, and educational and specialty software; manufacturers of electronic equipment, instruments or components, including copiers and faxes; semiconductor and related equipment manufacturers; and other information technology companies. As it is not possible to have an exhaustive list of all the companies the fund can buy, our disclosure gives a representative sample which we believe is helpful to shareholders and conveys the strategies of the fund.

6. Fidelity Consumer Discretionary Central Fund, Fidelity Consumer Staples Central Fund, Fidelity Energy Central Fund, Fidelity Financials Central Fund, Fidelity Health Care Central Fund, Fidelity Industrials Central Fund, Fidelity Information Technology Central Fund, Fidelity Materials Central Fund, Fidelity Telecom Services Central Fund, and Fidelity Utilities Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Risks"

"Many factors affect each fund's performance. A fund's share price changes daily based on changes in market conditions and interest rates and in response to other economic, political, or financial developments. A fund's reaction to these events will be affected by the types of securities in which the fund invests, the financial condition, industry and economic sector, geographic location of an issuer, and the fund's level of investment in the securities of that issuer. Because FMRC concentrates each fund's investments in a particular industry or group of related industries, the fund's performance could depend heavily on the performance of that industry or group of industries and could be more volatile than the performance of less concentrated funds. In addition, because FMRC may invest a significant percentage of the assets of each fund (except Financials Central Fund) in a single issuer, the fund's performance could be closely tied to that one issuer and could be more volatile than the performance of more diversified funds. When you sell your shares they may be worth more or less than what you paid for them, which means that you could lose money."

C: The Staff believes that the disclosure should be updated to say "not concentrated" instead of "less concentrated."

R: We respectfully note that each fund clearly discloses that it "concentrates" its investments in a particular industry. We believe that, in conformity with the requirements of Form N-1A, the current risk disclosure effectively conveys to an average investor who is not familiar with the technical legal definition of "concentration" that even funds that do not "concentrate" their investments in an industry can have their performance affected by the performance of the industries in which they invest, thus permitting an average investor to contrast the fund with other funds (see General Instruction C.1. of Form N-1A).

7. Fidelity Consumer Discretionary Central Fund, Fidelity Consumer Staples Central Fund, Fidelity Energy Central Fund, Fidelity Financials Central Fund, Fidelity Health Care Central Fund, Fidelity Industrials Central Fund, Fidelity Information Technology Central Fund, Fidelity Materials Central Fund, Fidelity Telecom Services Central Fund, and Fidelity Utilities Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Risks"

"Many factors affect each fund's performance. A fund's share price changes daily based on changes in market conditions and interest rates and in response to other economic, political, or financial developments. A fund's reaction to these events will be affected by the types of securities in which the fund invests, the financial condition, industry and economic sector, geographic location of an issuer, and the fund's level of investment in the securities of that issuer. Because FMRC concentrates each fund's investments in a particular industry or group of related industries, the fund's performance could depend heavily on the performance of that industry or group of industries and could be more volatile than the performance of less concentrated funds. In addition, because FMRC may invest a significant percentage of the assets of each fund (except Financials Central Fund) in a single issuer, the fund's performance could be closely tied to that one issuer and could be more volatile than the performance of more diversified funds. When you sell your shares they may be worth more or less than what you paid for them, which means that you could lose money."

C: The Staff notes that shares being worth more when they are sold is not a risk. The Staff requests "more or" be removed.

R: We are required pursuant to Item 4(c) of Form N-1A to "Disclose the principal risks of investing in the Fund, including the risks to which the Fund's particular portfolio as a whole is expected to be subject and the circumstances reasonably likely to affect adversely the Fund's net asset value, yield, or total return." We believe that the disclosure at issue addresses the risk that a shareholder may lose money (i.e., incur a realized loss) upon the sale of his or her shares and the statement as it is currently phrased provides a realistic illustration of that risk. Accordingly, we respectfully decline to modify the disclosure.

8. Fidelity Financials Central Fund

"Fund Management" (Part A)

"Benjamin Hesse is co-manager of Financials Central Fund, which he has managed since October 2008. Mr. Hesse joined Fidelity Investments as a research analyst in August 2005, after receiving an MBA from Columbia Business School in 2005. Previously, Mr. Hesse was a research analyst intern at Credit Suisse Asset Management in New York.

Richard Manuel is co-manager of Financials Central Fund, which he has managed since February 2007. Prior to joining Fidelity Investments in 2006, Mr. Manuel was a research analyst for Riversource Investments, formerly a division of American Express. From 1995 to 2002, he worked for Putnam Investments as a research analyst."

C: The Staff would like clarification as to each co-manager's role in the management of the fund, and how their roles relate to one another.

R: In accordance with Item 5(a)(2) of Form N-1A, the prospectus names the two persons who are responsible for the day-to-day management of the funds and identifies them as co-managers. We believe that the term "co-manager" adequately describes the role and responsibility of each within the requirements of the item. Accordingly, we have not modified our disclosure.

9. Fidelity Floating Rate Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

"FMRC normally invests at least 80% of the fund's assets in floating rate loans and other floating rate securities. FMRC defines floating rate securities as floating rate loans, other floating rate debt securities, money market securities of all types, repurchase agreements, and shares of money market and short-term bond funds. Many floating rate loans are lower-quality. FMRC may invest in companies whose financial condition is troubled or uncertain and that may be involved in bankruptcy proceedings, reorganizations, or financial restructurings."

C: The Staff is not sure either of the underlined are floating rate securities, and would like an explanation regarding why shares of money market and short-term bond funds count as floating rate securities, and why these belong in the 80% name test. The Staff suggests that a possible solution is to state something to the effect that these are similar to the other types of securities included.

R: The SEC has stated that a fund may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in the prospectus. See Name Test Rule Adopting Release Footnote 43. Accordingly, we disclose that "FMR defines floating rate securities as floating rate loans, other floating rate debt securities, money market securities of all types, repurchase agreements, and shares of money market and short-term bond funds." We believe this is consistent with Footnote 13 to the Adopting Release for Rule 35d-1 of the 1940 Act, which explains that the Rule's 80% requirement applies to the fund's "investments" (as opposed to the narrower term "securities"), and therefore in appropriate circumstances a fund can include in its 80% basket an investment with "economic characteristics similar to the securities included in that basket."

10. Fidelity International Equity Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

"FMRC normally allocates the fund's investments across different countries and regions.

FMRC allocates the fund's assets to provide exposure to different sectors of the international market. At present, these sectors include consumer discretionary, consumer staples, energy, financials, health care, industrials, information technology, materials, telecom services, and utilities.

FMRC expects the fund's investments in each sector will approximate the sector weightings of the MSCI Europe, Australasia, Far East (MSCI EAFE) Index, a market capitalization-weighted index of equity securities of companies domiciled in various countries. The index is designed to represent the performance of developed stock markets outside the United States and Canada and excludes certain market segments unavailable to U.S. based investors. While FMRC may overweight or underweight one or more sectors from time to time, FMRC expects the returns of the fund to be driven primarily by security selection."

C: The Staff would like to know how the fund will allocate its assets across different countries and regions. The Staff also would like to know how the fund's investments align with those of the MSCI Europe, Australasia, Far East (MSCI EAFE) Index.

R: The fund normally diversifies its investments across different countries and regions. The fund will use fundamental analysis of each issuer's financial condition and industry position and market and economic conditions to select investments. The number of different countries represented by the fund's holdings may vary from time to time. The fund's geographic diversification as of its most recent fiscal year end was disclosed in the fund's most recent annual report filed with the Commission.

11. Fidelity Consumer Discretionary Central Fund, Fidelity Consumer Staples Central Fund, Fidelity Energy Central Fund, Fidelity Financials Central Fund, Fidelity Health Care Central Fund, Fidelity Industrials Central Fund, Fidelity Information Technology Central Fund, Fidelity Materials Central Fund, Fidelity Telecom Services Central Fund, and Fidelity Utilities Central Fund

"Investment Policies and Limitations" (Part B of the Registration Statement)

"Concentration"

"The fund may not purchase the securities of any issuer if, as a result, less than 25% of the fund's total assets would be invested in the securities of issuers principally engaged in the [___] industries."

C: The Staff notes that this disclosure leaves the opportunity for the funds to concentrate in other industries. The Staff would like us to add "the fund may not concentrate in any other industry."

R: A fund is required to disclose its policy with respect to concentrating investments in a particular industry or group of industries. As indicated by the language "principally engaged in the [___] industries" (emphasis added), the funds intends to invest 25% or more in this group in the aggregate. Because the funds have not identified any other industry or group of industries in which they intend to concentrate, they will limit their investments in any other industry to no more than 25%.

12. All funds

Tandy Representations (Part A and Part B of the Registration Statements)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.